Exhibit 2.3

SECOND AMENDMENT TO
PURCHASE AND SALE AGREEMENT

THIS SECOND AMENDMENT TO PURCHASE AND SALE AGREEMENT (“Second Amendment”) is made effective as of September 22, 2011 by and among 111 East Wacker, LLC, a Delaware limited liability company (“Seller”), and HUB Properties Trust, a Maryland real estate investment trust (“Buyer”).

A.           Buyer and Seller entered into that certain Purchase and Sale Agreement dated as of August 19, 2011, as amended by that certain First Amendment to Purchase and Sale Agreement dated as of September 21, 2011 (as amended, the “Agreement”); and

B.           Buyer and Seller have agreed to certain modifications to the Agreement and desire to amend the Agreement to reflect such modifications.

In consideration of the mutual undertakings and covenants herein contained, Buyer and Seller hereby covenant and agree as follows:

1. Section 3.4(i) Leasing Costs.  Section 3.4(i) of the Agreement shall be deleted in its entirety and replaced with the following:

3.4(i) Leasing Costs.  Buyer shall be responsible for paying all tenant inducement costs, including, without limitation, tenant improvements and leasing commissions including free rent or other similar rent concessions or abatements (collectively, “Tenant Inducement Costs”), associated with any existing Lease listed on Exhibit 7.2(f), or any expansion, modification or renewal of any existing Lease, executed by Seller prior to the Effective Date.  Subject to the provisions of Section 8.1(h), if Buyer acquires the Project, Buyer shall be responsible for paying all Tenant Inducement Costs associated with all new Leases or any expansions, modifications or renewals of any existing Lease executed after the Effective Date in accordance with this Agreement.  For the avoidance of doubt, Buyer shall not receive a credit for the amount of any free rent or other rent concession or abatement under any Lease, whether before or after Closing.  To the extent that Seller pays any Tenant Inducement Costs either referenced on Exhibit 7.2(f)-1 or associated with any new Lease or expansion, modification or renewal of any existing Lease approved hereunder prior to Closing and has not yet received full reimbursement of such costs (as confirmed by Lender in writing) from the applicable Lender reserve account identified on Exhibit 7.2(w), Buyer shall credit Seller the amount of such unreimbursed Tenant Inducement Costs at Closing and Seller shall assign to Buyer any rights or claims to reimbursement from the applicable Lender reserve account.  Seller shall provide Buyer with evidence of any such payments.

2. Termination of Takao Nagai Concrete Restoration Contract.  Pursuant to Section 8.1 of the Agreement, Buyer hereby consents to Seller terminating, as of the Closing Date, the Takao Nagai Concrete Restoration AIA Standard Form Agreement dated October 21, 2010 (the “Takao Agreement”) relating to concrete repairs of the parking garage which is listed on Exhibit 7.2(i) of the Agreement.  Seller shall pay and shall indemnify, defend and hold harmless Buyer from any termination fees or other charges relating to the termination of the Takao Agreement and such termination shall be at no cost to Buyer.  Notwithstanding the foregoing, in the event that Buyer elects to assume the Takao Agreement, Buyer shall deliver written notice to Seller prior to the Closing Date indicating Buyer’s intention to assume the Takao Agreement.  If Buyer assumes the Takao Agreement, Seller shall be relieved and released from any further obligations under the Takao Agreement for work to be performed after the Closing Date.  Seller represents that it has paid or will pay for all work performed under the Takao Agreement prior to the Closing Date.  The provisions of this section shall survive Closing.

3. Capital Projects.

a.
Other than with respect to the second phase of the capital project under the Takao Agreement, Seller represents that all work performed pursuant to the capital projects identified on Exhibit 7.2(r) of the Agreement has been completed or will be completed prior to the Closing Date and Seller has paid or will pay for all work performed in connection with such capital projects prior to the Closing Date.

b.
Notwithstanding the provisions of Section 3.a. of this Second Amendment, in the event that the capital project relating to and described by the AIA Document A101-2007 Standard Form of Agreement Between Owner and Contractor dated May 6, 2011 between Seller, Convergint Technologies, LLC and Rolf Jensen & Associates, Inc. and the Standard Contract for Provision of Services dated August 31, 2010 between Seller and Rolf Jensen & Associates, Inc. (collectively, the “Fire Life Safety Contracts”), which capital project has an expected completion date of November 30, 2011 (the “Fire Life Safety Upgrade”) is not fully completed and fully paid for by Seller as of the Closing Date, and Buyer agrees to assume the Fire Life Safety Contracts (subject to any reasonable conditions or modifications that Buyer may impose as a condition for such assumption), then at Closing, Seller will escrow an amount equal to one hundred and fifty percent (150%) of the remaining balance due in connection with the Fire Life Safety Upgrade with the Title Company (or a mutually agreeable escrow agent) pursuant to a mutually acceptable escrow agreement and assumption agreement, which escrow can be drawn upon by Buyer to satisfy any remaining payment obligations relating to the Fire Life Safety Upgrade or otherwise pursuant to the Fire Life Safety Contracts.  In addition to the foregoing, Seller shall deliver, at Closing, partial lien waivers relating to all amounts required to be paid in connection with the Fire Life Safety Upgrade as of the Closing Date and provide any additional documents, waivers or indemnities reasonably necessary for the Title Company to omit any exception to the Title Policy relating to the Fire Life Safety Upgrade.

c.
Seller represents that, as of the date of this Second Amendment, the remaining balance due in connection with the Fire Life Safety Upgrade is $165,724.  Seller will notify Buyer in writing five (5) business days prior to the Closing of the remaining balance due in connection with the Fire Life Safety Upgrade as of the date of such notice.

4. Reserve Account Balances.  Exhibit 7.2(w) of the Agreement is hereby deleted in its entirety and replaced with Exhibit 7.2(w) attached to this Second Amendment, which Seller represents reflects the current aggregate balance of the reserve accounts being held under the Existing Indebtedness as of the date of this Second Amendment, all of which Seller confirms are held in the form of cash.

5. Conditions to Buyer’s Obligations.  The following shall be added to Section 9.1 of the Agreement as conditions to Buyer’s obligation to consummate the Transaction in accordance with Section 9.1 of the Agreement:

9.1(e) Letters of Credit.  Prior to the Closing Date, Seller shall obtain and cause the following tenants to deliver a security deposit in the form of a letter of credit pursuant to the requirements of their respective Leases (the “Monitor/MW Letters of Credit”): (i) Monitor Company Group Limited Partnership, pursuant to that certain Lease dated October 16, 2000 between Lincoln-Carlyle Illinois Center, L.L.C., as predecessor-in-interest to Seller, and The Monitor Company, Inc., as amended by the Revised Suite Acceptance Agreement for Additional Space dated October 16, 2000, the Suite Acceptance Agreement for Additional Space dated November 30, 2000, the First Amendment to Office Lease dated November 30, 2000, the Second Amendment to and Assumption of Lease dated April 26, 2006, the Third Amendment to Lease dated July 25, 2006, the Fourth Amendment to Lease dated December 15, 2006, the Fifth Amendment to Lease dated October 18, 2007, the Sixth Amendment to Lease dated January 11, 2008, the Seventh Amendment to Lease dated June 20, 2008, and the Eighth Amendment to Lease dated July 31, 2009, and as may be further amended, supplemented or modified from time to time (which required letter of credit amount as of the date of this Second Amendment is approximately $546,920.11); and (ii) Marketing Werks, Inc. pursuant to that certain Office Lease dated February 24, 2005 between Lincoln-Carlyle Illinois Center, L.L.C., as predecessor-in-interest to Seller, and Marketing Werks, Inc., as amended by the First Amendment to Office Lease dated May 17, 2006, the Sublease dated December 4, 2007 to J.C. Whitney & Co., the Consent to Sublease dated December 2007, the Sub-Sublease dated July 28, 2008 to Bottomline Technologies (DE), Inc., and the Consent to Second Sublease dated August 11, 2008, and as may be further amended, supplemented or modified from time to time (which required letter of credit amount as of the date of this Second Amendment is approximately $150,000).  In the event that Seller is unable to obtain or cause the delivery of either or both of the Monitor/MW Letters of Credit by the Closing Date, then Seller will post a cash escrow equal to the aggregate amount of the undelivered Monitor/MW Letters of Credit (calculated as of the Closing Date) to be held by the Title Company (or a mutually agreeable escrow agent) pursuant to a mutually agreeable escrow agreement, which escrow may be drawn upon by Buyer in the same manner as the Buyer would have been able to draw upon the Monitor/MW Letters of Credit pursuant to the respective Leases, without any further conditions or any approval or consent from Seller or any other third party; provided, however, that if the Title Company (or such other mutually agreeable escrow agent) is not able to accommodate such an escrow arrangement, Seller shall deliver a letter of credit equal to the aggregate amount of the undelivered Monitor/MW Letters of Credit, which letter of credit may be drawn upon by Buyer in the same manner as the Buyer would have been able to draw upon the Monitor/MW Letters of Credit. Upon Seller’s delivery of the Monitor/MW Letters of Credit, any remaining and undrawn cash escrow posted by Seller and relating to the applicable tenant’s security deposit obligations under the applicable Lease, shall be authorized by Buyer to be released to Seller (or any replacement letter of credit delivered by the Seller may be reduced accordingly).

9.1(f) Mechanics’ Liens.  Without limiting any of Seller’s obligations pursuant to Article 4 or elsewhere in the Agreement, prior to the Closing Date, Seller shall provide Title Company with all releases, lien waivers, affidavits or such other documents reasonably necessary in order for Title Company to remove any mechanics’ liens as an exception to the Title Policy, including, without limitation, the (i) mechanics’ lien claim in favor of RIIS Borg Construction Company against Seller recorded July 15, 2010 as document number 1019631130 in the amount of $104,258 and (ii) mechanics’ lien claim in favor of Twin City Hardware against Seller recorded March 1, 2011 as document number 1106008173 in the amount of $41,463.55; it being understood and agreed that neither will be a Permitted Exception.

9.1(g) Existing Indebtedness.  Without limiting anything to the contrary contained in Section 3.5 or elsewhere in the Agreement, as of the Closing Date (i) no Mortgage Sweep Termination Notice (as defined in the Central Account Agreement listed as document number 16 in Exhibit 1.4 of the Agreement) shall have been delivered by or on behalf of the Lender or no O&M Operative Period (as defined in the Mortgage, Security Agreement, Assignment of Rents and Fixture Filing listed as document number 4 in Exhibit 1.4 of the Agreement) shall have commenced or be continuing that, in either instance, results in Lender modifying or requiring a modification to the Loan Documents, including, without limitation, modifying any remedies available to the Lender under the Loan Documents, and (ii) there shall be no default or event of default by Seller under the Existing Indebtedness and no written notice shall have been sent by Lender identifying or declaring any default, event of default or condition or circumstance that may rise to a default or event of default.  To the extent there is any conflict between the terms of this Section 9.1(g) and the terms of paragraph 4 of that certain letter dated September 21, 2011 from Buyer’s counsel to Seller and Seller’s counsel, the terms of this Section 9.1(g) shall control.

9.1(h) Capital Projects.  Prior to the Closing Date, Seller shall deliver or cause to be delivered to Buyer final lien waivers from all contractors, subcontractors, laborers, materialmen, suppliers and other service providers in connection with the capital projects identified on Exhibit 7.2(r) of the Agreement.  Notwithstanding the foregoing, in the event the Fire Life Safety Upgrade is not completed by the Closing Date, Seller shall deliver or cause to be delivered to Buyer at Closing partial lien waivers relating to all amounts required to be paid in connection with the Fire Life Safety Upgrade as of the Closing Date in accordance with Section 3.b. of the Second Amendment.

6. No Other Amendments.  The Agreement is hereby ratified by Buyer and Seller and except as amended herein shall continue in full force and effect in accordance with its original provisions as executed.

7. Authority.  Each person or entity executing this Second Amendment on behalf of the Buyer and Seller represents to the other Party that the undersigned has the authority to execute and deliver this Second Amendment and that this Second Amendment, once executed, is the legal, valid and binding obligation of the Buyer and Seller, respectively.

8. Facsimile/PDF Signatures.  In order to expedite the execution of this Second Amendment, telecopied or PDF signatures may be used in place of original signatures on this Second Amendment.  Buyer and Seller intend to be bound by the signatures on the telecopied or PDF document, are aware that the other party will rely on such signatures, and hereby waive any defenses to the enforcement of the terms of this Second Amendment based on the form of signature.

9. Counterparts.  This Second Amendment may be executed and delivered in any number of counterparts, each of which so executed and delivered shall be deemed to be an original and all of which shall constitute one and the same instrument.

10. Capitalized Terms.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

11. Governing Law.  This Second Amendment shall be governed by and construed in accordance with the laws of the State where the Property is located.

12. Successors and Assigns.  This Second Amendment is binding upon and shall inure to the benefit of the successors and assigns of the parties.

[signatures to follow on next page]

IN WITNESS WHEREOF, the parties hereto have executed this Second Amendment effective as of the date first above written.

SELLER:

Executed by Seller, this
____ day of September, 2011	111 East Wacker, LLC, a Delaware limited liability company

By:  Parkway Chicago, LLC, a Delaware limited liability company, its sole member

By: /s/ Richard G. Hickson IV
Name: Richard G. Hickson IV
Title: EVP, CFO & Assistant Secretary

By: /s/ Brad Antici
Name: Brad Antici
Title: Vice President

BUYER:

Executed by Buyer, this
____ day of September, 2011	HUB PROPERTIES TRUST, a Maryland real estate investment trust

By: /s/ Adam Portnoy
Name: Adam Portnoy
Title:

111 East Wacker
Exhibit 7.2(w) - Lender Reserves - (Balance as of September 22, 2011)

Note: This exhibit has been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.